UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2023

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Annual and Special Meeting of Shareholders

Attached hereto and incorporated by reference herein are the proxy materials for the Annual and Special Meeting of Shareholders of Clearmind Medicine, Inc. (the “Company”) to be held on Tuesday, November 14, 2023 (the “Meeting”).

The board of directors of the Company has fixed October 2, 2023, as the Record Date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and any adjournment thereof.

EXHIBIT INDEX

Exhibit No.
99.1	Management Information Circular for the Annual and Special Meeting of Shareholders to be held on November 14, 2023.
99.2	Form of Proxy Card
99.3	Voting Instruction Form
99.4	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: October 24, 2023	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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